Exhibit 99.1

Titan Medical Reports First Quarter 2021 Financial Results and Provides Board Update

Paul Cataford Appointed Chairman of the Board
Heather Knight Appointed as Independent Director

Cathy Steiner Nominated for Election as Independent Director

May 17, 2021. TORONTO--(BUSINESS WIRE)--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, announces financial results for the three months ended March 31, 2021. During the first quarter of 2021 the company raised proceeds of $34.5 million from two equity financings and $10 million from the exercise of warrants issued to investors in previous offerings. Titan also announces changes to its board of directors appointing Paul Cataford as Chairman of the Board and Heather Knight as an independent member of the board. In addition, Cathy Steiner has been nominated for election to the Board at the annual and special meeting of shareholders on June 9, 2021.

“We welcome Paul Cataford as our new Chairman of the Board. In his previous role as Lead Independent Director of Titan’s Board of Directors, Paul has demonstrated his leadership skills and corporate governance experience, and we believe that the separation of the Chairman and CEO roles is aligned with best governance practices,” said David McNally, President and Chief Executive Officer of Titan.”

“We are delighted to announce that Heather Knight, General Manager of U.S. Hospital Products at Baxter Healthcare has joined our board. Heather is a dynamic sales and marketing executive with nearly 25 years of proven healthcare commercial experience. In addition, we are excited to announce that Cathy Steiner, Principal of Origin Merchant Partners, an independent investment bank, has been nominated to join the board upon shareholder approval at the annual meeting. Cathy is a seasoned executive with over 20 years of experience as an investment banker and financial and capital markets advisor for healthcare companies. Cathy will succeed Stephen Randall, who is retiring from the Board on June 9, 2021. We are grateful to Stephen for his contributions to the company over more than a decade as an executive, and four years as a member of the Board.”

Mr. McNally continued, “Titan made significant progress during the first quarter of 2021 including strengthening our financial foundation, augmenting the senior management team, improving financial accounting oversight and implementing enhanced governance practices and policies. We believe our accomplishments and the steps we are taking will position us to achieve our vision of providing a leading-edge robotic single access surgical system for the benefit of patients and surgeons.”

“Our growing engineering team in Chapel Hill, North Carolina is finalizing development of our Enos™ robotic single access surgical system, while we clarify with the FDA expectations for our human clinical studies planned for 2022. We also continue to execute on the milestones associated with the Medtronic development and license agreement, with the next milestone anticipated for completion this month. We are proud of our progress and are very excited about our future, and the potential to serve an underpenetrated, yet very attractive market segment. We look forward to sharing additional details on our progress in the coming quarters.” McNally concluded.

Business highlights for the first quarter of 2021 and recent weeks include:

•	Completion of a “bought deal” offering underwritten by Bloom Burton Securities Inc. for gross proceeds of $11.5 million.
•	Launch of “Titan Living Labs”, a media-rich addition to Titan’s website that provides access to stories behind the design and engineering of the Enos surgical system.
•	Completion of a second “bought deal” offering underwritten by Bloom Burton Securities Inc. for gross proceeds of $23 million.
•	David McNally presented to a live virtual audience at the H.C. Wainwright Global Life Sciences Conference.
•	David McNally led a day of virtual one-on-meetings with investors at the 33rd Annual Roth Conference.
•	David McNally participated in a fireside chat at the Oppenheimer 31st Annual Healthcare Conference.
•	David McNally presented to a live virtual audience at the Bloom Burton Healthcare Investor Conference.
•	Appointment of Kristen Galfetti as Vice President, Investor Relations & Corporate Communications.
•	Appointment of Chien Huang as Vice President, Finance.

Financial results for the three months ended March 31, 2021 include:

As of March 31, 2021, Titan had cash and cash equivalents of $53.4 million, compared to $25.5 million at December 31, 2020. Since December 31, 2020, the company has received $10 million from the exercise of warrants and aggregate gross proceeds of $34.5 million from two financings that closed during the first quarter 2021.

Net and comprehensive loss for the three months ended March 31, 2021 was $14.8 million, compared with a net and comprehensive loss of $0.8 million, for the three months ended March 31, 2020. The increased loss is primarily due to increased research and development expenses of $7.6 million in the first quarter of 2021 as the company progressed on development of its Enos system and the activities under the development and license agreement with Medtronic. In the first quarter of 2020, R&D expenses were $0.05 million as the company had temporarily suspended its R&D activities. As the company increased staffing and investment in strategic business development and corporate governance, general and administrative expenses increased to $4.1 million in the first quarter of 2021 compared to $1.7 million in the first quarter of 2020. During the first quarter of 2021, the company also incurred a non-cash loss on the fair value of warrants of $3.1 million compared to a non-cash gain of $1.1 million in the first quarter of 2020.

As of March 31, 2021, current liabilities, excluding warrant derivative liability were $5.2 million compared with $6.6 million at December 31, 2020. As of March 31, 2021, the company had working capital of $50.6 million compared to a working capital of $20.4 million at December 31, 2020.

The condensed consolidated interim financial statements for the quarter ended March 31, 2021, have been prepared in accordance with International Accounting Standards 34 (IAS 34) – Interim Financial Reporting and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2020. These statements may be viewed at www.sedar.com and at www.sec.gov.

Investor Audio Webcast Information

Titan Medical will host an investor audio webcast at 4:30 p.m. ET today (May 17, 2021) to discuss the company’s financial results for the quarter ended March 31, 2021 and 2020, and recent business highlights. The webcast can be accessed in the Investor Relations section www.titanmedicalinc.com.

About Titan Medical Inc.

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with R&D facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand, and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; Cathy Steiner succeeding Stephen Randall on the company’s board; the company’s belief that the steps it is taking will position it to achieve its vision of providing a leading-edge robotic single access surgical system for the benefit of patients and surgeons; the company’s next milestone being anticipated for completion this month; the company’s potential to serve an underpenetrated, yet very attractive market segment; the company’s intention to host an upcoming investor audio webcast; the company’s focus on enhancing robotic assisted surgery using innovative technology through a single access point; the Enos robotic single access surgical system being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand; and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs, and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations
+1-781-869-2553
investors@titanmedicalinc.com

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